UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2025.

Commission File Number 001-41606

BRERA HOLDINGS PLC

(Translation of registrant’s name into English)

Connaught House, 5th Floor

One Burlington Road

Dublin 4

D04 C5Y6

Ireland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒        Form 40-F ☐

Entry into Restated Sale and Purchase and Investment Agreement

On January 10, 2025, Brera Holdings PLC, a public limited company incorporated in the Republic of Ireland (the “Company”), entered into a restated sale and purchase and investment agreement (the “Restated Agreement”) with XX Settembre Holding S.r.l., an Italian limited liability company (“XX Settembre”), relating to the acquisition of the Italian Serie B football club named Juve Stabia (the “Club”), by the Company, through the Club’s owner and manager, S.S. Juve Stabia S.r.l., an Italian limited liability company (“Juve Stabia”), whose majority shareholder is XX Settembre. The Restated Agreement amended the sale and purchase and investment agreement between the Company and XX Settembre, dated December 31, 2024, which was previously disclosed in a report on Form 6-K filed on January 7, 2025.

Pursuant to the Restated Agreement, the Company will acquire from XX Settembre over four closings, on December 31, 2024 (the “First Closing”), January 10, 2025 (the “Second Closing”), January 31, 2025 (the “Third Closing”) and March 31, 2025 (the “Final Closing”), a total of 51.73% of the issued and outstanding share capital of Juve Stabia after such acquisition (the “Share Capital”). The Company will own 21.74%, 34.61%, 38.46%, and 51.73% of Juve Stabia’s share capital as a result of the First Closing, the Second Closing, the Third Closing, and the Final Closing, respectively.

As consideration for the Share Capital, the Company will pay XX Settembre an aggregate purchase price of €3,000,000 using a combination of cash and the issuance of the Company’s Class B Ordinary Shares, $0.005 nominal value per share (“Class B Ordinary Shares”), which will be calculated using the exchange rate of $1.04 per €1.00. At the First Closing, the Company issued XX Settembre €1,000,000 in Class B Ordinary Shares at a price per share of $0.65. At the Second Closing, the Company issued XX Settembre €500,000 in Class B Ordinary Shares at a price per share of $0.65. At the Third Closing, the Company will pay XX Settembre €500,000 in cash. At the Final Closing, the Company will pay XX Settembre €500,000 in cash and issue €500,000 in Class B Ordinary Shares at a price per share equal to the volume-weighted average price (“VWAP”) of the Class B Ordinary Shares, calculated over the 15 trading days immediately preceding the second business day preceding the Final Closing.

In addition, the Company will increase the share capital of Juve Stabia by an aggregate amount of €4,500,000. At the First Closing, the Company paid Juve Stabia €500,000 in cash and issued €1,000,000 in Class B Ordinary Shares at a price per share of $0.65. At the Second Closing, the Company paid Juve Stabia €500,000 in cash and issued €1,000,000 in Class B Ordinary Shares at a price per share of $0.65. At the Final Closing, the Company will pay Juve Stabia €1,500,000 in cash.

Furthermore, the Restated Agreement provides for bonus payments of (i) €500,000 in Class B Ordinary Shares payable to XX Settembre if the Club accesses the promotion playoffs to Serie A in the 2024-25 season and (ii) €5,000,000 in Class B Ordinary Shares payable to XX Settembre if the Club is promoted to Serie A at the conclusion of the 2024-25 season.

The Restated Agreement contains customary covenants including those as to due diligence, confidentiality, and representations and warranties of the Company and XX Settembre.

The Restated Agreement is filed as Exhibit 1.1 to this report on Form 6-K, and this description of the Restated Agreement is qualified in its entirety by reference to such exhibit.

Entry into Cancellation and Exchange Agreement

In addition, on December 31, 2024, Daniel J. McClory, the Company’s Executive Chairman, entered into a cancellation and exchange agreement (the “Cancellation Agreement”), pursuant to which he cancelled a total of $255,000 of indebtedness that is owed to him by the Company in exchange for 408,000 Class A Ordinary Shares.

Nasdaq Listing Compliance

Nasdaq Listing Rule 5550(a)(2) requires issuers listed on The Nasdaq Capital Market to maintain a minimum closing bid price of $1.00 per share (the “Bid Price Rule”). On July 16, 2024, the Company was notified that it failed to evidence a closing bid price of at least $1.00 per share for the preceding 30 consecutive business days and, in accordance with the Nasdaq Listing Rules, was granted an initial 180-calendar day period to regain compliance with the Bid Price Rule. The Company was also notified that, in accordance with Nasdaq Listing Rule 5810(c)(3)(A)(i), the Company could seek a second 180-day period within which to evidence compliance with the Bid Price Rule if, upon the expiration of the initial compliance period on January 13, 2025, the Company satisfies certain listing criteria, including the $5,000,000 stockholders’ equity requirement for initial listing on The Nasdaq Capital Market.

On January 2, 2025, the Company filed its Interim Condensed Consolidated Statements of Financial Position for the six-month period ended June 30, 2024 (the “Interim Results”), with the U.S. Securities and Exchange Commission. The Interim Results reported stockholders’ equity of €643,974 (approximately $674,815) as of June 30, 2024; since that date, however, the Company has completed the following transactions, which served to increase stockholders’ equity:

●	In the First Closing and the Second Closing as described above, the Company paid to XX Settembre an aggregate of €1,500,000 in Class B Ordinary Shares at a price of $0.65 per share in consideration for the acquisition of 14.35% of Juve Stabia;

●	Additionally, in the First Closing and the Second Closing as described above, the Company paid to Juve Stabia an aggregate of €1,000,000 in cash and issued to Juve Stabia an aggregate of €2,000,000 in Class B Ordinary Shares at a price per share of $0.65 in consideration for the acquisition of 20.27% of Juve Stabia;

●	In accordance with the Cancellation Agreement discussed above, $255,000 of indebtedness owed to Mr. McClory by the Company was cancelled in exchange for 408,000 Class A Ordinary Shares in the Company; and

●	As previously disclosed, on December 23, 2024 and December 27, 2024, the Company raised approximately $2,725,000 in a private placement of 545,000 shares of the Company’s Series A Preferred Shares.

As a result of the above transactions, the Company believes it has stockholders’ equity of at least $5,000,000 as of the date of this filing and otherwise satisfies all other requirements necessary to obtain a second 180-calendar day compliance period to regain compliance with the Bid Price Rule. The Company has formally requested the additional grace period from Nasdaq and will update investors if and when Nasdaq confirms that the second grace period has been granted.

Issuance of Press Release

On January 10, 2025, the Company issued a press release announcing the Restated Agreement. A copy of this press release is attached hereto as Exhibit 99.1.

Exhibit No.	Description
1.1	Restated Sale and Purchase and Investment Agreement, dated January 10, 2025, by and among Brera Holdings PLC and XX Settembre Holding S.r.l.
1.2	Cancellation and Exchange Agreement, dated December 31, 2024, by and between Brera Holdings PLC and Daniel J. McClory
99.1	Press Release dated January 10, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 10, 2025	BRERA HOLDINGS PLC

	By:	/s/ Pierre Galoppi
Pierre Galoppi
Chief Executive Officer

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